Exhibit 99.1

Lichen China Limited Prepared To Launch Its AI Large-scale Model
Developed With JD Technology

XIAMEN, China, December 17, 2024 /PRNewswire/ -- Lichen China Limited (the “Company” or “Lichen China”)(NASDAQ: LICN), a dedicated financial and taxation service provider in China, today announced that the AI large-scale model it has co-developed with JD Technology(JDT) is scheduled to commence its formal trial operation at the end of December.

In October 2024, the Company entered into a cooperation framework agreement with JDT at the JD headquarters in Beijing. JD Technology (JDT) is a business group under JD.com, with a focus on serving governmental and corporate clients through technology. According to the agreement, Lichen China will develop a new AI large-scale model for finance, taxation, and law with JDT leveraging the Company’s existing AI technologies alongside JDT’s extensive development capabilities.

Mr. Li Ya, Chairman of Lichen China, stated, “Upon the launch of the new AI large-scale model for finance, taxation, and law, it will not only assist financial personnel in answering routine questions regarding finance, taxation and law but also address the corresponding issues faced by entrepreneurs. It will effectively contribute to enhancing the management efficiency of enterprises in the aspects of finance, taxation and law and analyzing associated risks. This product will be made available by JD Technology for the merchants on JD Mall as well as a large number of Chinese enterprises. We anticipate that it will serve over one million users within one year after its official release.”

About Lichen China Limited

Lichen China Limited focuses on providing financial and taxation solution services, education support services, and software and maintenance services under its “Lichen” brand. In recognition of the Company’s expertise and experience in the financial and taxation solution services industry for over 18 years, the Company has built up its reputation as a dedicated financial and taxation solution services provider of professional and high-quality services in China. For more information, please visit the Company’s website: https://ir.lichenzx.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Tian Sun

Phone: +86-0592-5586999

Email: ir@lichenzx.com